UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For February 25, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 9.01. Financial Statements and Exhibits
(d) Exhibits.

99.1	Notice to Shareholders of Extraordinary General Meeting and Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

99.2	Proxy Form.

99.3	Scheme of Amalgamation of Sify Communications Limited (Transferor Company) with Sify Technologies Limited (Transferee Company) and their respective shareholders

99.4	Notice regarding Meeting of the Members Pursuant to the Order of the High Court of Judicature at Madras

99.5	Letter to Shareholders

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 25, 2008

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

99.1	Notice to Shareholders of Extraordinary General Meeting and Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

99.2	Proxy Form.

99.3	Scheme of Amalgamation of Sify Communications Limited (Transferor Company) with Sify Technologies Limited (Transferee Company) and their respective shareholders

99.4	Notice regarding Meeting of the Members Pursuant to the Order of the High Court of Judicature at Madras

99.5	Letter to Shareholders